UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of September, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

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EXHIBIT INDEX
SIGNATURE
NEWS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated September 3, 2004	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs and Corporate Secretary

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Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Provides Update On Port Hope Strike

Saskatoon, Saskatchewan, Canada, September 3, 2004 . . . . . . . . . .

While there have been no material developments, Cameco is providing an update to investors as the labour disruption continues at its Port Hope conversion facility.

About 200 hourly Port Hope workers represented by the United Steelworkers of America voted against a new three-year contract and began strike action at midnight Wednesday, July 28, 2004. Subsequently, a protocol was established to allow non-union employees and product shipments to cross the picket line in a timely manner. Cameco has obtained a court injunction to enforce the protocol. No common ground has yet been identified to resolve the strike.

The conversion facility is currently about 1,000 tonnes behind its 2004 production target of 12,500 tonnes uranium.

The company continues to meet all of its sales obligations. A shipment of UF6 has been delayed, but will have no financial impact on the company. Cameco agreed to fill UF6 into Russian-owned cylinders and ship them to an enrichment facility, which would return them to Russia. This request arose after another UF6 conversion facility was unable to fill these cylinders.

The company will continue to monitor the potential impact from a prolonged work disruption and update the market if there are material developments.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

- End -

Investor & media inquiries:	Alice Wong(306) 956-6337

Media inquiries:	Lyle Krahn(306) 956-6316

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